LIMITED LIABILITY COMPANY AGREEMENT

OF

LP KIRTLEY ROAD LLC

Dated as _____, 2023.

THE MEMBERSHIP INTERESTS OF THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS. IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS, SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT OF 1933, AS AMENDED, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY AGREEMENT. THE INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS LIMITED LIABILITY COMPANY AGREEMENT. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

TABLE OF CONTENTS

Page

LIMITED LIABILITY COMPANY AGREEMENT
OF
LP KIRTLEY ROAD LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of **LP KIRTLEY ROAD LLC**, a Maryland limited liability company (the "**Company**") dated as of December 5, 2023, 2023 (the "**Effective Date**") is made by and among the undersigned persons (sometimes referred to collectively as the "**Members**" and sometimes referred to individually as a "**Member**").

Preliminary Statements

WHEREAS, Articles of Organization (the "**Articles of Organization**") were filed on _September 8th, 2023 to form a limited liability company under the name "LP Kirtley Road LLC" pursuant to and in accordance with the provisions of the Act (as defined below) for the purposes and upon the terms set forth in this Agreement;

WHEREAS, by executing this Agreement, the Members hereby: (i) ratify the formation of the Company and the filing of the Articles of Organization; and (ii) continue the existence of the Company;

WHEREAS, the Company is the sole member of the Property Owner (as defined below) pursuant to the Property Owner Operating Agreement (as defined below);

WHEREAS, the Members have decided to adopt this Agreement to set forth the terms governing the affairs of the Company and the conduct of its business; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

<u>DEFINITIONS</u>

The following defined terms used in this Agreement shall have the respective meanings specified below.

(1)   The term "**Act**" shall mean the Maryland Limited Liability Company Act as hereafter amended from time to time.

(2)   The term "**Acquisition / Predevelopment & Entitlements Fee**" shall mean a fee equal to Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00).

(3)   The term "**Acquisition Loan**" shall mean that certain first mortgage acquisition loan to the Property Owner from the Bank in an amount equal to approximately **Nine Hundred Thirty-Six Thousand** and 00/100 Dollars ($ **$936,000**).

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(4)   The term "**Additional Capital Contributions**" shall mean any additional capital contributions made by the Members as more particularly described in Section 4.2 hereof.

(5)   The term "**Adjusted Capital Account**" shall mean, with respect to any Member, the balance, if any, in such Member's Capital Account as of the end of the relevant Company Accounting Year, after giving effect to the following adjustments:

(a)   credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and (i)(5) of the Regulations; and

(b)   debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

(6)   The term "**Adjusted Capital Account Deficit**" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Company Accounting Year, after giving effect to the following adjustments:

(a)   credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and (i)(5) of the Regulations; and

(b)   debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

(7)   The foregoing definition of "**Adjusted Capital Account Deficit**" is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(8)   The term "**Affiliate**" shall mean, with respect to any Person, any Person Controlling, Controlled by, or under common Control with, such Person.

(9)   The term "**Agreement**" shall mean this Limited Liability Company Agreement of the Company, as the same may be amended from time to time.

(10)   The term "**Amended and Restated Property Owner Operating Agreement**" shall mean an amended and restated limited liability company agreement for the Property Owner, as the same may be amended from time to time, whereby the Property Owner admits the Joint Venture Equity Partner as a member of the Property Owner, if applicable.

(11)   The term "**Articles of Organization**" shall have the meaning set forth in the Preliminary Statements hereof.

(12)   The term "**Assignment of Purchase Agreement**" shall mean that certain Assignment and Assumption of Agreement of Purchase and Sale by and between Blu Realty and the Property Owner dated November 9th, 2023.

(13)   The term "**Bank**" shall mean Farm Business Network (FBN), a California banking corporation.

(14)   The term "**Bankruptcy**" shall mean, with respect to any Person, (a) the filing by such Person of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other federal, state or foreign insolvency law, or such Person's filing an answer consenting to or acquiescing in any such petition, (b) the making by such Person of any assignment for the benefit of its creditors, (c) the expiration of 60 days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for a material portion of the assets of such Person, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal, state or foreign insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty-day period or (d) the entry against it of a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect.

(15)   The term "**Blu Realty**" shall mean Blu Realty, LLC, a Maryland limited liability company.

(16)   The term "**Business Day**" shall mean any day except a Saturday, Sunday or other day on which commercial banks in the State of Maryland are authorized by law to be closed.

(17)   The term "**Capital Account**" shall have the meaning set forth in Section 4.5 hereof.

(18)   The term "**Capital Contribution**" or "**Capital Contributions**" shall mean and refer to the Initial Capital Contribution plus any Additional Capital Contributions made by a Member to (or for the benefit of) the Company pursuant to this Agreement from time to time. It is agreed that as of the date of this Agreement, each Member's Capital Contribution is as set forth in Exhibit A.

(19)   The term "**Capital Transaction**" means the sale, exchange, condemnation (or similar eminent domain taking or disposition in lieu thereof), destruction by casualty, or other disposition of all or substantially all of the Property, or any financing (including the Acquisition Loan or Construction Loan) or similar transaction that results in the distribution of proceeds to the Members.

(20)   The term "**Capital Transaction Proceeds**" means the cash or marketable securities received by the Company as a result of a Capital Transaction.

(21)   The term "**Class A Member**" means each of the Persons listed under the heading "Class A Members" on Exhibit A, as amended from time to time, or any additional Member admitted as a Class A Member in accordance with the provisions hereof. "Class A Members" means all such Persons as a group.

(22)   The term "**Closing Date**" means the date the Property Owner acquires the Property pursuant to the Purchase Agreement.

(23)　The term "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(24)　The term "**Company**" shall have the meaning set forth in the introductory paragraph of this Agreement.

(25)　The term "**Company Accounting Year**" shall mean and refer to the fiscal year of the Company, ending December 31 of each year, unless the Managing Member shall determine otherwise.

(26)　The term "**Company Assets**" at any particular time, shall mean the Property Owner Membership Interests, and any other assets or property real or personal, tangible or intangible, fixed or contingent of the Company.

(27)　The term "**Company Business**" shall have the meaning set forth in <u>Section 2.4</u> hereof.

(28)　The term "**Company Minimum Gain**" shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations.

(29)　The term "**Company Nonrecourse Deductions**" shall have the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(30)　The term "**Construction Loan**" shall mean a first mortgage construction loan to the Property Owner from a financial institution in connection with the refinancing of the Acquisition Loan and construction of the Planned Improvements, if applicable.

(31)　The term "**Control**", "**Controlling**" and "**Controlled By**" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person by contract, ownership of voting securities or otherwise, without the consent or approval of any other Person, except for consents or approvals required with respect to major matters such as asset dispositions, acquisitions, mergers, liquidations or incurrences of indebtedness.

(32)　The term "**Covered Persons**" shall have the meaning set forth in <u>Section 8.1(a)</u> hereof.

(33)　The term "**Depreciation**" shall mean, for each Company Accounting Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; <u>provided</u>, <u>however</u>, that if the adjusted tax basis of such property is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

(34)   The term "**Development Management Fee**" shall mean a fee equal to five and one-half percent (5.0%) of the Total Project Costs.

(35)   The term "**Distributable Cash**" shall mean, collectively, Distributable Cash from Operations and Distributable Cash from Capital Transactions.   There shall be no Distributable Cash until all Member Loans are paid in full. The term "Distributable Cash" shall expressly exclude Promote Distributions (as hereinafter defined).

(36)   The term "**Distributable Cash from Capital Transactions**" shall mean the gross cash or marketable securities received by the Company as a result of a Capital Transaction (including the amount of any Capital Transaction Proceeds previously added to or used to establish any Reserves of the Company which the Managing Member determines should no longer be kept in Reserves), less, as determined by the Managing Member: (i) the portion thereof used to pay the costs and expenses of such transaction and other costs and expenses of the Company; (ii) the portion thereof used to repay all or any portion of any loans or other indebtedness of the Company, whether or not then due and owing; (iii) the portion thereof used to establish or add to any Reserves; and (iv) the portion thereof used directly or indirectly for the acquisition, capital improvement or construction of the Property (or any portion thereof) or assets of the Company, and to make any capital contributions and capital expenditures, including if the Capital Transaction is the condemnation (or similar eminent domain taking or disposition in lieu thereof), destruction by casualty, or similar occurrence with respect to all or substantially all of the assets of the Company, the amount, if any, of any insurance or condemnation award or similar payment received by the Company which is used for restoration or replacement of the affected assets of the Company.

(37)   The term "**Distributable Cash from Operations**" shall mean, with respect to any period, the gross cash receipts of the Company (but not including Capital Transaction Proceeds), plus the amount of cash receipts (but not including Capital Transaction Proceeds) previously added to or used to establish any Reserves of the Company which the Managing Member determines should no longer be kept in Reserves, less, as determined by the Managing Member, the portion thereof used: (i) to pay the operating and other costs and expenses of the Company, and to pay amounts due and owing on the debts, liabilities and obligations of the Company, including any debt to a Member for any loan by such Member to the Company; (ii) to prepay all or any portion of any loans or other indebtedness of the Company; (iii) to make any capital contributions or capital expenditures; and (iv) to establish or add to any Reserves.

(38)   The term "**Effective Date**" shall have the meaning set forth in the introductory paragraph of this Agreement.

(39)   The term "**Event of Dissolution**" shall have the meaning set forth in Section 11.1 hereof.

(40)   The term "**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of such contribution, as agreed between the Managing Member and such Member;

(b)   the Gross Asset Values of all Company Assets may, in the sole discretion of the Managing Member, be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times: (i) the acquisition of an additional Membership Interest by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an Membership Interest; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g);

(c)   the Gross Asset Value of any Company Asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Managing Member; and

(d)   the Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-l(b)(2)(iv)(m) of the Regulations and Article V hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent the Managing Member determines that an adjustment pursuant to clause (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clause (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(41)   The term "**Guarantors**" shall have the meaning set forth in Section 5.1 hereof.

(42)   The term "**Guaranty**" shall have the meaning set forth in Section 5.1 hereof.

(43)   The term "**Initial Capital Contribution(s)**" shall mean the initial capital contributed by the Members to the Company as more particularly described in Section 4.1(a)

(44)   The term "**Internal Rate of Return**" or "**IRR**" shall have the meaning set forth on Exhibit D attached hereto.

(45)   The term "**Joint Venture Equity Partner**" shall mean, individually or collectively, as the context may require, any Person admitted as a member of the Property Owner pursuant to the Amended and Restated Property Owner Operating Agreement.

(46)   The term "**Managing Member**" shall mean GP KIRTLEY ROAD LLC, a Maryland limited liability company, or any permitted transferee thereof admitted to the Company as a Managing Member pursuant to the terms of this Agreement. The Managing Member is a Member of the Company.

(47) The term "**Member**" shall have the meaning set forth in the introductory paragraph of this Agreement.

(48) The term "**Member Loan(s)**" shall mean any loans to the Company made by Members in accordance with Section 4.3 hereof.

(49) The term "**Member Nonrecourse Debt**" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

(50) The term "**Member Nonrecourse Debt Minimum Gain**" shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations.

(51) The term **"Membership Interest"** shall mean, with respect to any Member and as of any date of determination, the percentage of ownership interests in the Company as set forth on Exhibit A attached hereto and made a part hereof.

(52) The term "**OFAC**" shall have the meaning set forth in Section 13.1(n) hereof.

(53) The term "**Partnership Representative**" shall mean the Managing Member.

(54) The term "**Permitted Transfers**" shall mean any Transfer of all or any portion of a Member's Membership Interest to (i) the children, grandchildren, spouse, siblings, and parents of such Member (collectively, the "**Family Members**"), (ii) the estate of such Member, (iii) a trust or other entity solely for the benefit of such Member and/or any Family Member(s), or (iv) in the case of the Managing Member, to another entity controlled solely by the Managing Member or its principals.

(55) The term "**Person**" shall mean any individual, limited liability company, general partnership, limited partnership, joint venture, corporation, trust, estate, sole proprietorship, unincorporated organization, association, employee organization, mutual company, joint stock company, firm, institution or other entity.

(56) The term "**Planned Improvements**" shall have the meaning set forth in Section 2.4 hereof.

(57) The term "**Profits**" and "**Losses**" shall mean, for each Company Accounting Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c)   if the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or clause (d) of the definition of Gross Asset Value herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)   gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Company Accounting Year or other period, computed in accordance with the definition of Depreciation herein; and

(f)   notwithstanding any other provisions hereof, any items that are specially allocated pursuant to Article V hereof shall not be taken into account in computing Profit or Losses.

(58)   The term "**Project**" shall mean the construction of the Planned Improvements along with other improvements and appurtenances on the Property.

(59)   The term "**Promote Distributions**" shall mean all distributions received by the Company pursuant to the terms of the Amended and Restated Property Owner Operating Agreement that are based on an increased (i.e., "promoted") rate of return agreed upon by the Managing Member on behalf of the Company and the Joint Venture Equity Partner, which exceed all pro rata distributions received by the Company based solely on its percentage of its beneficial ownership of or participation in the Property Owner; provided, that, for the avoidance of doubt, "Promote Distributions" expressly exclude distributions received by the Company from the Property Owner as capital returns or regular distributions made in accordance with the pro rata capital account or beneficial ownership percentage interest of the Company pursuant to the distribution waterfall provisions of the Amended and Restated Property Owner Operating Agreement.

(60)   The term "**Property**" shall mean, collectively, those certain two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A, as more particularly described on Exhibit B attached hereto, together with all appurtenances thereof and interests therein, and any personal property located on and/or used in connection therewith.

(61)   The term "**Property Owner**" shall mean Kirtley Road Property Owner LLC, a Virginia limited liability company.

(62)   The term "**Property Owner Membership Interests**" shall mean the membership interests in the Property Owner.

(63)   The term "**Property Owner Operating Agreement**" shall mean that certain initial operating agreement for the Property Owner by the Company as sole member dated as of the Effective Date.

(64)   The term "**Purchase Agreement**" shall mean that certain Agreement for Purchase and Sale of Real Property for the purchase and sale of the Property with an effective date of April 7, 2023 by and between JC FAMILY, LLC, as seller, and Blu Realty, as buyer, as subsequently assigned to the Property Owner pursuant to the Assignment of Purchase Agreement.

(65)   The term "**Regulations**" shall mean the final, temporary and proposed Income Tax Regulations promulgated under the Code, as the same may be amended from time to time (including corresponding provisions of succeeding regulations).

(66)   The term "**Regulatory Allocations**" shall have the meaning set forth in Section 6.3(e) hereof.

(67)   The term "**Reserves**" shall mean reasonable reserves established by the Company, in the discretion of the Managing Member.

(68)   The term "**SEC**" shall have the meaning set forth in Section 13.1(d) hereof

(69)   The term "**Secretary**" shall have the meaning set forth in Section 7.4(b)(1) hereof.

(70)   The term "**Securities Act**" shall have the meaning set forth in Section 13.1(c) hereof.

(71)   The term "**Service**" shall have the meaning set forth in Section 7.4(b)(1) hereof.

(72)   The term "**Short Term Advance**" shall have the meaning set forth in Section 4.3 hereof.

(73)   The term "**Substantial Completion**" shall mean the completion of the Planned Improvements so that the Planned Improvements can be placed into operation for their intended purposes without material interference to such intended purposes inclusive of the obtainment of temporary building code/occupancy requirements imposed by state and/or local authorities, if applicable.

(74)   The term "**Tax Payment Loan**" shall have the meaning set forth in Section 5.2(b) hereof.

(75)   The term "**Total Acquisition Costs**" shall mean the total cost to acquire the Property, including, but not limited to, the Acquisition / Predevelopment & Entitlements Fee and any expenses related to sourcing and closing the acquisition of the Property, including, without limitation, entitlement expenses.

(76) The term "**Total Project Costs**" shall mean all amounts paid or payable in order to achieve Substantial Completion, but specifically excluding (a) financing costs, together with fees and interest charges associated therewith, (b) the Development Management Fee, and (c) the Total Acquisition Costs.

(77) The term "**Transfer**" shall mean, as applicable, a sale, exchange, transfer, assignment, pledge, hypothecation or other disposition of all or any portion of a Membership Interest, either directly or indirectly, to another Person. When used as a verb, the term "**Transfer**" shall have a correlative meaning.

(78) The term "**Treasury Regulations**" shall mean the Treasury Regulations promulgated under the Code or any other federal income tax laws.

(79) The term "**Unrepaid Capital Contribution Amount**" shall means with respect to a Member, a bookkeeping account which shall at any time be equal to (i) such Member's Capital Contributions, minus (ii) the aggregate distributions made to such Member pursuant to Sections 5.1 and 11.3.

(80) The term "**Withholding Tax Act**" shall have the meaning set forth in Section 5.2(b) hereof.

All capitalized terms used herein and not otherwise defined in this Agreement shall have the meanings set forth herein.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1   Formation. The parties hereby acknowledge the formation by the Members of a limited liability company pursuant to the Act. Each party hereby confirms and agrees to its status as a Member and subscribes for the acquisition of a Membership Interest upon the terms and conditions set forth in this Agreement. The Members hereby execute and adopt this Agreement as the operating agreement of the Company pursuant to the Act. The terms and provisions hereof will be construed and interpreted in accordance with the terms and provisions of the Act, and if any of the terms and provisions of this Agreement should be deemed inconsistent with those of the Act, the Act will be controlling unless otherwise provided herein. The Members intend that the Company shall be taxed as a partnership for federal income tax purposes. The Members hereby ratify the act of Cozen O Conner, as an "authorized person" within the meaning of the Act, in executing and filing the Articles of Organization. Immediately following such execution and filing, such person's authority ceased. The Managing Member shall file or cause to be filed any amendments to the Articles of Organization and such filings in other jurisdictions in which the Company conducts business as may be necessary or desirable.

2.2   Name. The name of the Company shall be "LP Kirtley Road LLC". All business of the Company shall be conducted under such name and such name shall be used at all times in connection with the Company's business and affairs.

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2.3   Principal Place of Business. The principal place of business of the Company shall be c/o Blu Realty, LLC, 15508 Owens Glen Terrace, North Potomac, Maryland 20878, or such place or places as the Managing Member may, from time to time, designate.

2.4   Purposes and Powers. Subject to the limitations set forth herein, the business and purposes of the Company (the "**Company Business**") shall be to cause the Property Owner to acquire, hold, finance, mortgage, manage, develop and dispose of the Property, and to engage in such activities as are related or incidental to the foregoing, for the development of the Property into a glamping resort, all as further described on the business plan attached hereto as Exhibit C (the "**Planned Improvements**"). The Company shall have the power to do anything and everything necessary, suitable or proper for the accomplishment of or in furtherance of any of the purposes set forth herein, and to do every other act or acts, thing or things, incidental or appurtenant to or arising from or connected with any of such purposes. In furtherance of the foregoing, the Members hereby confirm their intention that the Company shall cause the Property Owner to acquire the Property pursuant to the Purchase Agreement.

2.5   Registered Office and Agent. The initial registered office of the Company shall be located at 15508 Owens Glen Terrace, North Potomac, Maryland 20878, or such other address as may be designated from time to time by the Managing Member. The name and address of the registered agent for service of process on the Company in the State of Maryland shall be Ahmed Helmi, 15508 Owens Glen Terrace, North Potomac, Maryland 20878, or such other agent and address as may be designated from time to time by the Managing Member.

2.6   Fiscal and Taxable Year. The fiscal year and taxable year of the Company shall be the Company Accounting Year, unless otherwise determined by the Managing Member.

2.7   Term. The term of the Company commenced upon the filing of the Articles of Organization and shall continue until the date that the Company is dissolved in accordance with the provisions of Article XI hereof.

2.8   Filings. Upon the execution of this Agreement by the parties hereto, the Managing Member shall do, and continue to do, all things as may be required or advisable to continue and maintain the Company as a limited liability company, qualified to do business in such jurisdictions as may be required, and to protect the limited liability of the Members in any jurisdiction in which the Company shall transact business.

2.9   Title to Property. Title to any property, real or personal, owned by or leased to the Company, shall be held in the name of the Company.

ARTICLE III

ADMISSION OF MEMBERS

3.1   Names and Addresses of Members. The names and Capital Contributions of the Managing Member and the other Members are set forth on Exhibit A attached hereto and made a part hereof, with each having the Membership Interest shown opposite the name of such Member in Exhibit A.

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ARTICLE IV

CAPITAL CONTRIBUTIONS

4.1   Initial Capital Contributions of the Members.

(a)   Each Member shall contribute to the capital of the Company, that sum set forth after such Member's name in the column labeled "Initial Capital Contributions" on Exhibit A, which amount shall be payable on the date of this Agreement. Each Member shall receive appropriate credit to its respective Capital Account for such Initial Capital Contributions as and when made. In addition, the Managing Member shall contribute the Purchase Agreement to the Company pursuant to the Assignment of Purchase Agreement. The parties agree that the amount of the net credit to the Capital Account of the Managing Member resulting from the contribution of the Purchase Agreement to the Company shall be $0.

4.2   No Obligation to Make Additional Capital Contributions. No Member has agreed to make or is obligated to advance any additional funds to the Company in excess of such Member's Initial Capital Contributions ("**Additional Capital Contributions**"); provided, however, if such additional funds are contributed by a Member as a Capital Contribution, they shall be deemed Additional Capital Contributions hereunder. No Member shall be liable for any deficit in such Member's Capital Account or be required to bring such Member's Capital Account in parity with any other Member's Capital Account.

4.3   Member Loans. In addition to the Initial Capital Contributions, at any time and from time to time after the Effective Date, the Managing Member may solicit loan(s) from the Members ("**Member Loans**") to the Company, if in the opinion of the Managing Member (i) such Member Loans are needed by the Company in furtherance of a Company purpose including, without limitation, for the payment of any tax obligation and (ii) the Company is unable or it is unadvisable for the Company to borrow such funds from third party lenders, all as determined by the Managing Member. No Members shall be obligated to make any Member Loan. If the Members are willing to make Member Loans then, to the extent some or all Members are willing to advance funds, the amount of such loans will be in proportion to the respective Membership Interest of the Members making the Member Loans. If any Member advances funds to the Company after the date of this Agreement, such advance shall be treated as a Member Loan and shall not increase the Member's Membership Interest, Capital Contributions, or Capital Account. The amount of such Member Loan shall be a debt due from the Company to that Member, shall be paid (both interest and principal) as an expense of the Company prior to any distribution or payment to the Members under Sections 5.1 or 11.3, shall bear interest at a rate equal to twelve percent (12%) per annum, compounded monthly but in no event higher than the maximum rate permitted by Maryland law at the time the Member Loan is made, and shall be prepayable at any time by the Company without penalty. No Member shall have personal liability for repayment of any Member Loan and a Member's recourse upon default on a Member Loan shall be limited to the assets of the Company. Member Loans shall be repaid or refinanced pro rata in accordance with the outstanding balance of each Member Loan at the time of payment. Notwithstanding anything to the contrary in this Section 4.3, if the Managing Member determines that there is a short term (that is, less than ninety (90) days) need for cash in an amount less than Two Hundred Thousand Dollars ($200,000), the Managing

Member shall have the right (but not the obligation) by itself or in conjunction with other Members (selected at Managing Member's sole discretion) to advance the necessary funds (a "**Short Term Advance**") to the Company. Any Short Term Advance will bear interest floating at the then-current "Prime Rate" as quoted in the Wall Street Journal. If it becomes apparent that the Short Term Advance cannot be repaid within ninety (90) days, then the Managing Member shall proceed to notify the Members, offering the right to make Member Loans.

4.4 <u>Withdrawal of Capital</u>. No Member shall have the right to withdraw from the Company (other than in accordance with the provisions hereof) or demand that the Company redeem all or any part of such Member's Membership Interest or otherwise withdraw such Member's investment in the Company. Other than as provided in Article V hereof, no Member shall have a right to receive a return of its Capital Contributions, or a dividend in respect of such Member's Membership Interest, from any specific assets of the Company. In addition, no Member may request the return of its Capital Contributions prior to the termination of the Company. Each Member waives any right that it may have to cause a partition of all or any part of the Company Assets.

4.5 <u>Capital Accounts</u>. The Company shall maintain a separate Capital Account for each Member. The Capital Account of each Member shall equal its Capital Contributions, increased by its distributive share of all income, gain or profits of the Company, and against which shall be deducted the Member's distributive share of all losses or deductions of the Company and all distributions made to the Member. The Capital Account of a Member shall be determined and maintained throughout the full term of the Company in all events solely in accordance with the rules set forth in Treasury Regulation Section 1.704 1(b), as the same may be amended or revised hereafter. No Member shall be required to make up any deficiency in its Capital Account, except as otherwise required by law or as expressly required by this Agreement. Any transferee of a Member's Membership Interest shall succeed to the Capital Account relating to the Membership Interest transferred.

4.6 <u>Third Party Creditors</u>. The foregoing provisions of this Article are not intended to be for the benefit of any creditor or other Person (other than a Member) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members; and no such creditor or other person shall obtain any right under any such foregoing provisions against the Company or any of the Members by reason of any debt, liability or obligation (or otherwise).

ARTICLE V

<u>COMPANY DISTRIBUTIONS AND PAYMENTS</u>

5.1 <u>Distributions</u>.

(a) In the event that the Managing Member has caused the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then, at such times as determined by the Managing Member in its sole discretion (i) Distributable Cash shall be distributed to the Members pari passu, and pro rata in accordance with their respective Membership Interests, and (ii) Promote Distributions shall be distributed as

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follows: 20% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 80% to the Managing Member.

(b)   In the event that the Managing Member has caused the Company to cause the Property Owner to sell the Property prior to entering into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then Distributable Cash shall be distributed at such times as determined by the Managing Member in its sole discretion, as follows:

(i)   First, 100% to the Members pari passu, and pro rata in accordance with their respective Membership Interests until each Class A Member has achieved a 10% IRR (as defined on Exhibit D);

(ii)   Second, 80% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 20% to the Managing Member, until each Class A Member has achieved a 20% IRR (as defined on Exhibit D); and

(iii)   Third, 60% to the Class A Members pari passu, and pro rata in accordance with their respective Membership Interests, and 40% to the Managing Member.

Notwithstanding the foregoing, the Members acknowledge that Ahmed Helmi and John Conley (collectively, the "**Guarantors**") have agreed to provide a guaranty to the Bank in connection with the Acquisition Loan and the Construction Loan, if applicable (the "**Guaranty**"). In the event the Guarantors pay any amount to the Bank on account of the Guaranty, and provided the payment of such amount does not result from the gross negligence or willful misconduct of either of the Guarantors, the Guarantors shall receive all amounts of Distributable Cash until the Guarantors receive an amount equal to the amounts paid by the Guarantors to the Bank under the Guaranty (other than amounts resulting from the gross negligence or willful misconduct of the Guarantors).

For the avoidance of doubt, in the event that the Managing Member determines that it is in the best interest of the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, Section 5.1(b) hereof shall no longer be of any further force or effect and all distributions of Distributable Cash and Promote Distributions shall occur pursuant to Section 5.1(a) hereof.

5.2   Amounts Withheld.

(a)   Notwithstanding any provision of this Agreement to the contrary, neither the Company, nor the Managing Member on behalf of the Company, shall make any distribution or payment to any Member under this Article V if such distribution or payment would violate the Act or other applicable law.

(b)   Unless treated as a Tax Payment Loan (as hereinafter defined), any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (a "**Withholding Tax Act**") shall be treated as a distribution to such Member for all purposes of this Agreement, consistent with the character or source of the income, profits or cash which gave rise to the payment or withholding obligation. To the extent that the amount required to be remitted by the Company under the Withholding Tax Act exceeds the amount then otherwise distributable to such Member, the excess shall constitute a loan from the Company to such Member (a "**Tax Payment Loan**") which shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the same rate of interest applicable to Member Loans in Section 4.3 hereof; provided, however, that the Company may require that a Member remit to the Company 100% of the amount otherwise required to be remitted by the Company under the Withholding Tax Act at least three business days before the date upon which the Company is required to make the remittance and such Member shall remit that amount to the Company, so long as the Company has provided ten (10) days' notice, and provided, further, that with respect to a former Member, the Company must require such former Member to remit the withheld tax or other amounts to be paid at least three (3) business days in advance. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to such Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of such Member and then to the repayment of the principal of all Tax Payment Loans of such Member; provided, however, that nothing in the foregoing shall diminish a Member's obligation to advance funds to enable the Company to remit any amount payable with respect to that Member as provided above in this paragraph. Notwithstanding any provision of this Agreement to the contrary, the Managing Member shall have the authority to take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Section 5.2. Nothing in this Section 5.2 shall create any obligation on the Managing Member to advance funds to the Company or to borrow funds from third parties in order to make any payments on account of any liability of the Company under a Withholding Tax Act.

5.3   Distributions in Kind. Company Assets (other than cash) shall not be distributed in kind to the Members unless approved by all Members.

5.4   Tax Distributions. Prior to making any distributions pursuant to Section 5.1, to the extent that the Company has available cash, the Company shall distribute to each Member on a quarterly basis so as to enable the Members to make timely estimated tax payments, an amount in cash equal to the product of: (a) the estimated amount of the Company taxable income for the current Year through the preceding fiscal quarter allocated to such Member; and (b) the combined marginal rate for the current Year (as determined by Managing Member), less the amount of any Tax Distributions made to such Member for any prior quarter of such Year. Distributions pursuant to this Section 5.4 shall be made to the Members pro rata in proportion to the estimated amount of taxable income to be allocated to each Member. In determining the amount of any Member's Tax Distributions, appropriate adjustments shall be made to account for any federal, state or local tax withholding payments that have been made, or are expected to be made, by the Company with respect to such Member's share of the Company's taxable income for such Year. Any Tax Distributions made pursuant to this Section 5.4 shall be treated as being made pursuant to Section 5.1 depending on the source of the income that generated such taxable income and shall be treated as advances of amounts distributed to the Members pursuant to Section 5.1 of this Agreement. If the aggregate Tax Distributions made to a Member for any

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given Year exceed the Tax Distributions that would be required to be made to such Member pursuant to this Section 5.4 assuming such Tax Distributions were made on an annual basis rather than on a quarterly estimated basis, such excess shall be credited against any amounts that would be due to such Member as a Tax Distribution pursuant to this Section 5.4 for the next following fiscal quarter (and any subsequent fiscal quarters until such excess shall have been credited in full).

ARTICLE VI

ALLOCATIONS OF PROFITS AND LOSSES

6.1   Losses. Except as otherwise provided in this Article VI, Losses of the Company with respect to each investment for each Company Accounting Year shall be allocated to each Member pro rata in proportion to its Capital Account; *provided, however,* that if the allocation of all or any portion of the Company Losses (or items thereof) causes or increases a Member or Members to have an Adjusted Capital Account Deficit with respect to the fiscal year to which such allocation of Company Losses relate, the excess, if any, shall be allocated to those Members, if any, having positive remaining Capital Account balances in proportion to their relative positive Capital Account balances, to the extent of any such positive balances, and thereafter in accordance with the Members' respective economic risk of loss with respect to any indebtedness to which the remaining Loss or deductions are attributable.

6.2   Profits. Except as otherwise provided in this Article VI, Profits of the Company for each Company Accounting Year shall be allocated as follows:

(a)   First, to Members having Adjusted Capital Account Deficit balances in the same priority and amounts as each Member's Adjusted Capital Account Deficit bears to the aggregate of all such deficits, until all such deficits are reduced to zero;

(b)   Second, remaining Profits shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each Member to equal the amount of the hypothetical distribution (if any) that such Member would receive if (x) all Company Assets, including cash, were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such Company Accounting Year, (y) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and (z) the net proceeds thereto (after satisfaction of such liabilities) were distributed in full pursuant to Section 11.3 hereof, provided, however, for purposes of this clause (z), in any Company Accounting Year other than a year in which a distribution pursuant to Section 11.3, the hypothetical distribution shall be computed assuming no amount is distributed pursuant to 11.3(c).

6.3   Special Allocations.

(a)   Company Minimum Gain Chargeback. Notwithstanding anything contained in this Article VI to the contrary, if there is a net decrease in Company Minimum Gain during any Company Accounting Year, except as otherwise permitted by Sections 1.704-2(f)(2),

(3), (4) and (5) of the Regulations, items of Company income and gain for such taxable year (and subsequent years, if necessary) in the order provided in Section 1.704-2(j)(2)(i) of the Regulations shall be allocated among all Members whose shares of Company Minimum Gain decreased during that year in proportion to and to the extent of such Member's share of the net decrease in Company Minimum Gain during such year. The allocation contained in this Section 6.3(a) is intended to be a minimum gain chargeback within the meaning of Section 1.704-2 of the Regulations, and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Debt Minimum Gain. Notwithstanding anything contained in this Article VI to the contrary, if there is a net decrease in Member Nonrecourse Debt Minimum Gain, except as provided in Section 1.704-2(i) of the Regulations, items of Company income and gain for such taxable year (and subsequent years, if necessary) in the order provided in Section 1.704-2(j)(2)(ii) of the Regulations shall be allocated among all Members whose share of Member Nonrecourse Debt Minimum Gain decreased during that year in proportion to and to the extent of such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain during such year. This Section 6.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2 of the Regulations and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. Notwithstanding any provisions of this Article VI to the contrary, in the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain (including gross income) shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible; provided that an allocation pursuant to this Section 6.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit. The allocation contained in this Section 6.3(c) is intended to be a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations, and shall be subject thereto.

(d)   Ordering. Sections 6.3(a), (b) and (c) hereof shall be applied in the order provided in Section 1.704-2 of the Regulations.

(e)   Curative Allocations. The allocations set forth in Sections 6.3(a), (b) and (c) hereof (the "**Regulatory Allocations**") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Regulations. Notwithstanding any other provisions of this Section 6.3 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses, and items of income, gain, loss and deduction among the Members so that to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

(f)   Section 754 Election Adjustments. To the extent that the Managing Member elects, in its sole discretion, to cause the Company to make an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(g)   Company Nonrecourse Deductions; Excess Nonrecourse Indebtedness. Company Nonrecourse Deductions and the Company's "excess nonrecourse indebtedness" within the meaning of Treasury Regulation Section 1.752-3(a)(3) for any Company Accounting Year or other period shall be allocated in accordance with the Members' respective Membership Interests hereof or in accordance with any other method permitted by the Treasury Regulations as determined by the Managing Member.

(h)   Member Nonrecourse Deductions. In accordance with Section 1.704-2(i)(1) of the Regulations, any item of Company loss or deduction that is attributable to Member Nonrecourse Debt for which a Member bears the economic risk of loss (such as a non-recourse loan made by a Member to the Company or an otherwise non-recourse loan to the Company that has been guaranteed by a Member) shall be allocated to that Member to the extent of its economic risk of loss.

(i)   Tax Allocations. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account to the fullest extent possible of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

If the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (d) of the definition thereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managing Member. Allocations pursuant to this Section 6.3(i) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

(j)   Varying Interests. If a Member sells or exchanges its Membership Interest or otherwise is admitted as a substituted Member, Profits and Losses shall be allocated between the transferor and the transferee by taking into account their varying Membership Interests during the Company Accounting Year in accordance with Code Section 706, using the interim closing of the books method or the daily proration method, as determined by the Managing Member in its sole discretion.

(k)   Tax Credits. Tax credits and tax credit recapture shall be allocated among the Members pursuant to Section 1.704-1(b)(4)(ii) of the Regulations.

(l)   Compliance with Section 704 of the Code. It is intended that the tax allocations in this Article VI effect an allocation for federal income tax purposes in a manner consistent with Section 704 of the Code, or any successor provision. The Managing Member shall have the authority, upon the advice of an attorney or accountant experienced in tax matters, to propose amendments to the allocations contained in this Article VI as are reasonably necessary, in the opinion of the Managing Member, and consistent with the purposes and interest of this Agreement in order to make such allocations consistent with Section 704 of the Code using any method permitted under the Treasury Regulations.

ARTICLE VII

MANAGEMENT

7.1   Authority, Rights and Duties of the Managing Member.

(a)   Exclusive Authority of the Managing Member. Subject to Section 7.2 below (i) the management and operation of the Company and its business shall be vested exclusively in the Managing Member, (ii) the Managing Member shall have full, complete and exclusive discretion to manage the business of the Company, (iii) the Managing Member, in extension and not in limitation of this Agreement, shall have all of the rights and powers of a manager under the Act and the laws of the State of Maryland, (iv) the Managing Member shall have the right, power and authority, acting at all times for and on behalf of the Company, to enter into and execute any agreement or agreements, promissory note or notes, and any other instruments or documents, and (v) the Managing Member shall have the authority to undertake and do all acts deemed appropriate by the Managing Member to carry out the Company Business.

(b)   Binding Authority. All decisions made for and on behalf of the Company by the Managing Member shall be binding upon the Company. In no event shall a party dealing with the Managing Member with respect to any document signed or action undertaken on behalf of the Company be obligated to inquire into: (i) the necessity or expediency of any act or action of the Managing Member; (ii) the identity of the Managing Member or the other Members; (iii) the existence or non-existence of any fact or facts which constitute conditions precedent to acts by the Managing Member (including, without limitation, conditions, provisions and other requirements herein set forth relating to borrowing and the execution of mortgages and of any other encumbrances to secure the same) or which are in any other manner germane to the affairs of the Company; or (iv) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member. Any and every person relying upon any document signed or action taken by the Managing Member on behalf of the Company or claiming thereunder may conclusively presume that (x) at the time or times of the execution and/or delivery thereof, the Agreement was in full force and effect, (y) any instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company and all of the Members thereof, and (z) the Managing Member was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company.

(c)   Specific Authority. In furtherance and not in limitation of the foregoing provisions of this Section 7.1 and of the other provisions of this Agreement, but subject to the limitations set forth in Section 7.2, the Managing Member is specifically authorized, directed and empowered to do any or all of the following in its capacity as the Managing Member of the Company:

(1)   to perform or cause to be performed all management and operational functions relating to the day-to-day business of the Company;

(2)   to cause the Property Owner to close under the Purchase Agreement, to close under the Acquisition Loan, to close under any sale of the Property, to close under any membership interest purchase agreement related to the sale of Property Owner Membership Interests to the Joint Venture Equity Partner, to close under the Construction Loan, and to do all things as may be necessary or expedient thereunder;

(3)   to enter into the Amended and Restated Property Owner Operating Agreement, and to admit the Joint Venture Equity Partner as a member of the Property Owner;

(4)
to cause the Property Owner to borrow or guaranty amounts (including, without limitation, the Acquisition Loan or Construction Loan) or execute notes, deeds of trust or other instruments as may be required by any lender in connection with any loan or guaranty;

(5)   to cause the Property Owner to transfer, buy, sell, dispose, pledge or assign all or any portion of the Property or Company Assets; and

(6)   to cause the Property Owner to apply for, make proffers and commitments with regard to and obtain any and all governmental permits, approvals, licenses necessary and appropriate in connection with or in any way related to the Property, the business of the Company and the Company Assets, or the business of the Property Owner;

(7)   to cause the Property Owner to effect normal operating and repairs, replacements or improvements to the Property, as needed, to effect capital improvements as may be required or desirable from time to time, and to effect any work required by a tenant of the Property in connection with the leasing or releasing of space in the Property in the ordinary course of business; and in connection therewith the Managing Member shall have the right to borrow funds therefor in accordance with the provisions of this Agreement;

(8)   to cause the Property Owner to enter into, and amend, leases with tenants for space in the Property (and for parking related thereto);

(9)   to cause the Property Owner to enter into, perform and carry out contracts with any person, firm or corporation, including Affiliates of the Managing Member, at market rates of commission, compensation or remuneration for the performance of any and all services which may at any time be necessary, proper, convenient or advisable to carry on the

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Company Business, including, without limitation, development, mortgage brokerage, construction, construction management, general contracting, asset disposition, brokerage, leasing, renovation and property management, architectural, engineering, designing, planning and surveying contracts; to obtain labor, materials and suppliers therefor; to obtain any payment and performance bonds required by a lender or the Managing Member and perform any and all activities relating to the foregoing;

(10)   to execute and file the Articles of Organization in the appropriate recording offices for the Company and any and all other documents which are necessary and appropriate in connection therewith and to take any and all actions contemplated thereby;

(11)   subject to the availability of funds therefor, to make all required payments of principal and interest with respect to any indebtedness of the Company, and to cause the Property Owner to make all required payments of principal and interest with respect to any indebtedness of the Property Owner;

(12)   subject to the availability of funds therefor, to cause the Property Owner to pay all taxes and assessments levied against the Property, or any part thereof;

(13)   subject to the availability of funds therefor, to cause the Property Owner to make repairs, replacements or improvements to the Property as the Managing Member, in its discretion, shall determine are necessary in the ordinary course of business to maintain the Property in good condition;

(14)   to cause the Property Owner to obtain title insurance on the Property, and execute all documents necessary in connection therewith;

(15)   to cause the Property Owner to place and carry public liability, workmen's compensation, fire, extended coverage, business interruption and such other insurance as may be necessary, in the Managing Member's discretion, for the protection of the Property and the interests and property of the Company;

(16)   to cause the Property Owner to employ and dismiss from employment any and all employees and agents, and obtain all management, legal, leasing, accounting, and other services necessary in connection with the Property;

(17)   to cause the Property Owner to execute any and all instruments and documents, including any amendments or modifications thereof, as shall be required by any lender in connection with any loan or loans to or to the benefit of the Property Owner;

(18)   to use its commercially reasonable good faith efforts to cause the Property Owner to take all actions necessary or advisable in order to enjoy its rights, privileges and benefits under any agreement of the Property Owner;

(19)   to employ from time to time at market rates of commission, compensation or renumeration, when and if required, such third party brokers, affiliated brokers (if approved in accordance in Section 7.2), managers, agents, accountants and attorneys as the

Managing Member may deem appropriate, on such terms and conditions as the Managing Member may deem appropriate;

(20)   generally, in accordance with this Agreement, to do all things in connection with any of the foregoing, to manage and administer the day-to-day business and affairs of the Company and execute all documents on behalf of the Company; to pay all costs or expenses connected with the operation or management of the Company or the Property; to establish Reserves, and sign or accept all checks, notes and drafts on behalf of the Company; and

(21)   generally, to do all things consistent with any and all of the foregoing on behalf of the Company.

(d)   General Duties of the Managing Member. Without limiting its obligations under the other provisions of this Agreement, the Managing Member shall devote such time and efforts as it deems reasonably necessary for the operation of the Company's Business.

7.2   Limitations on Authority; Indemnification.

(a)   Approval of the Members. Notwithstanding any other provision of this Agreement, the Managing Member shall not have the authority, without the written consent of the Members owning a majority of the Membership Interests in the Company, to:

(i)   do any act in contravention of this Agreement or any applicable law or regulation, or receive any rebate or give-up or participate in any reciprocal business arrangements that circumvent the provisions hereof;

(ii)   do any act in contravention of any documents binding upon or otherwise affecting the Company or the Managing Member;

(iii)   knowingly commit any act that would subject any Member to liability as a general partner in any jurisdiction in which the Company transacts business; or

(iv)   cause the Company to be treated other than as a partnership for purposes of the Code.

(b)   Procedure for Consent and Approval. Whenever the Managing Member desires to take any action for which the Managing Member seeks consent or approval (even if such consent or approval is not required), the Managing Member shall give written notice thereof to each Member from whom any such consent or approval is sought, describing the proposed action in sufficient detail (in the reasonable opinion of the Managing Member) to enable such Member or Members to exercise an informed judgment with respect thereto. Within seven (7) Business Days after receiving such notice, such Members shall give written notice to the Managing Member consenting to or opposing the proposed action, and setting forth its reasons therefor if opposed to the proposed action. In the event that any such Member does not respond within said seven (7) Business Day period, such Member shall be conclusively presumed to have consented to such action. The seven (7) Business Day period set forth above may be reduced to a shorter time period, to be determined by the Managing Member and to be specified in the notice, if in the opinion of the Managing Member a shorter time period is necessary because of exigent circumstances.

(c)   Ratification of Managing Member's Actions. In furtherance and not in limitation of the foregoing provisions of this Article VII and of the other provisions of this Agreement, each and every act and action taken by the Managing Member or any predecessor managing member(s) on behalf of the Company prior to the Effective Date is hereby ratified and confirmed as a proper and bona fide act of the Company.

(d)   Specific Consent of the Members. Without limiting the effect of any other provision of this Agreement, each of the Members executing this Agreement hereby expressly consents to the Company causing the Property Owner to close under the Purchase Agreement and the Acquisition Loan, and entering into all documents required thereunder.

(e)   Limitation on Liability; Indemnification. The Managing Member and its members and manager shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the other Members for any act or omission performed or omitted by it in good faith on behalf of the Company and in a manner reasonably believed by it to be within the scope of the authority granted to it by this Agreement and in the best interests of the Company, except for acts or omissions amounting to willful misconduct or a knowing violation of the law. For purposes of this Section 7.2(e), any action or omission taken on advice of counsel for the Company shall be deemed to have been taken in good faith. Except as may otherwise be provided by the Act, as amended from time to time, no suit or other action brought by a Member against the Managing Member or the Company shall cause the termination or dissolution of the Company. The Managing Member shall be entitled to indemnification from the Company for any loss, damage or claim (including any attorneys' fees incurred by the Managing Member in connection therewith) due to any act or omission made by it in good faith on behalf of the Company and in a manner reasonably believed by it to be within the scope of the authority conferred on it by this Agreement and in the best interests of the Company, except with respect to any loss, damage or claim incurred by reason of its gross negligence, willful misconduct or material breach of its fiduciary duty as a managing member; provided that any indemnity will be paid out of, and to the extent of, Company Assets only and no Member will have any personal liability on account thereof.

(f)   Participation by Members. No Member, as such, shall participate in the operations of the Company, and no Member shall have any right or power to sign for or to bind the Company in any manner or for any purpose whatsoever, or have any rights or powers with respect to the Company, except those expressly granted to such Member by the terms of this Agreement or those conferred upon such Member by law. No prior consent or approval of the Members shall be required in respect of any act or transaction to be taken by the Managing Member on behalf of or by the Company unless otherwise provided in this Agreement.

(g)   Partnership Classification of Company. During such time as the Company has more than one partner for tax purposes, neither the Company nor any Member shall take any action, including making any election, that would result in the Company being taxed as other than a "partnership" for federal income tax purposes.

7.3   Fees and Compensation; Reimbursements.

(a)   Reimbursements. The Managing Member shall be reimbursed by the Company for the reasonable costs and expenses incurred by the Managing Member in connection with the management and supervision of the Company Business and the performance of its duties hereunder.

(b)   Acquisition / Predevelopment & Entitlements Fee. For and in consideration of sourcing the acquisition of the Property by the Managing Member, the Company shall pay the Managing Member the Acquisition / Predevelopment & Entitlements Fee on the Closing Date.

(c)   Development Management Fee. For and in consideration of the development management services rendered by the Managing Member hereunder, the Company shall start paying to the Managing Member the Development Management Fee in equal monthly installments, immediately after closing .

(d)   Other Services by Affiliates. The Managing Member may employ any Member or Affiliate thereof to render or perform a service or services for the Company, at then prevailing market conditions for bona fide third party arms-length transactions, and neither the Company nor any of the other Members shall have any rights in or to any income or profits derived therefrom as a consequence of the relationship herein created. The Company does not anticipate paying fees to the Managing Member or its Affiliates other than reimbursement of expenses it may incur from time to time. Notwithstanding the foregoing, the Company may engage the Managing Member to provide services to the Company from time to time.

7.4   Partnership Representative; Company Tax Returns.

(a)   The Managing Member shall serve as the "**Partnership Representative**" of the Company under the Code (and if necessary, the Managing Member shall select an individual to serve as the "designated individual" within the meaning of the applicable Treasury Regulations). Each Member, by the execution of this Agreement, consents to such designation of the Partnership Representative and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent.

(b)   The Partnership Representative is hereby authorized but not required:

(1)   to enter into any settlement with the Internal Revenue Service ("**Service**") or the Secretary of the Treasury ("**Secretary**") with respect to any tax audit or judicial review;

(2)   to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Claims Court;

(3)   to enter into an agreement with the Service to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item; and

(4)   to take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by applicable law or regulations.

(c)   The Company shall be liable for and indemnify and reimburse the Partnership Representative for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. Neither the Managing Member nor any other Person shall have any obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Partnership Representative.

(d)   The Members agree to cooperate with the Partnership Representative, including but not limited to executing any documents and filing any amended returns requested by the Partnership Representative. Each Member agrees to contribute its share of any tax or additions to tax imposed on the Company as such share is determined by the Managing Member. If a Member cannot or does not contribute its share of any tax or addition to tax assessed on the Company, the Managing Member shall be authorized to make a Member Loan or permit other Members to make a Member Loan in accordance with Section 4.3.

(e)   For purposes of this Section, a Member includes a former Member, and each Member agrees to be subject to the provisions of Section 7.4 (and any related provisions) after such time as such Member is no longer a Member of the Company.

The Managing Member shall cause the Company's accounting firm to prepare and timely file, at the Company's expense, all tax returns required of the Company in each jurisdiction in which the Company is required to file tax returns. The Managing Member will provide each Member, within ninety (90) days after the end of each Company Accounting Year, or as soon as practicable thereafter, a copy of the Company's federal income tax return for such year and such other information as is reasonably necessary to enable the Members to comply with their tax reporting requirements, including (i) Schedule K-1, or similar forma as may be required by the IRS, stating each Member's allocable share of income, gain, loss, deduction or credit for the prior Company Accounting Year, and (ii) a balance sheet and the related statements of income, cash flow, Members' capital and changes in financial position for the previous year, prepared on a cash basis or such other method selected by the Managing Member. All of the Members shall file their separate federal, State and local income tax returns strictly in accordance with the information provided to them on the Form K-1 furnished by the Company and no Member shall file an IRS Form 8082 with respect to any item reported by the Company or on a Member's Schedule K-1 provided to it by the Company.

7.5   Tax Elections. The Managing Member may, if it so elects, cause the Company to make the Section 754 election under the Code, or cause the Company to make or revoke all other tax elections under the Code and applicable Treasury Regulations, including any decision in connection with preparation of the Company's tax returns. Each Member hereby agrees to furnish to the Company, at its own expense, upon the request of the Managing Member and within thirty (30) days of such request, such information as is reasonably necessary to accomplish the adjustments in basis contemplated by the election under Section 754 of the Code. Neither the Company nor any Member may take any action to cause the Company to be treated as other than a "partnership" for income tax purposes, including but not limited to the filing of IRS Form 8832, Entity Classification Election.

7.6   <u>Management by Members</u>. No non-Managing Member shall have or exercise any rights in connection with the management of the Company Business, except as set forth in <u>Section 7.2</u>.

7.7   <u>Liability of Members</u>. No Member (nor any members or managers of any Member) shall be personally liable for any losses, debts, obligations or liabilities of the Company, beyond the amount of its total Capital Contribution.

7.8   <u>Independent Ventures</u>. Each Member and its officers, directors, shareholders, members, partners, agents, employees and Affiliates shall have the right to engage in any other business (including, but not limited to, acting as a partner in partnerships (or a member of a limited liability company) formed for purposes similar to the purposes of the Company and to compete, directly or indirectly, with the business of the Company, and neither the Company, nor any Members shall, as a result of this Agreement have any rights or claims as a result of such activities even if some but not all of the Members are afforded an opportunity to invest in the venture, the venture involves use of information gained from the Property or the venture includes tenants of the Property. In furtherance thereof, the Members acknowledge that the Managing Member and its Affiliates are in the business of developing, owning and operating projects which may now or in the future compete with the Property. No Member shall have a duty or obligation whatsoever to offer, share, or offer to share investment opportunities with the other Members or the Company, irrespective of whether such project competes directly or indirectly with the business of the Company. The Members hereby waive any and all rights and claims which they may otherwise have against each other Member and its officers, directors, shareholders, members, partners, agents, employees and Affiliates as a result of such activities.

7.9   <u>Reporting Requirements</u>. The Managing Member shall promptly prepare and deliver to the Members semi-annual financial statements for the Company for the previous half year. The Managing Member shall cause the Company's accounting firm to prepare and timely file, at the Company's expense, all tax returns required of the Company in each jurisdiction in which the Company is required to file tax returns. The Partnership Representative will provide each Member, within ninety (90) days after the end of each Company Accounting Year, or as soon as practicable thereafter, a copy of the Company's federal income tax return for such year and such other information as is reasonably necessary to enable the Members to comply with their tax reporting requirements, including (i) Schedule K-1, or similar forms as may be required by the IRS, stating each Member's allocable share of income, gain, loss, deduction or credit for the prior Company Accounting Year, and (ii) customary financial statements.

ARTICLE VIII

EXCULPATION AND INDEMNIFICATION

8.1   Exculpation and Indemnification.

(a)   The Managing Member (and its members and managers) together with all other Members and their shareholders, members, partners, directors, officers, employees and other agents (collectively, the "**Covered Persons**") shall not be liable to the Company, or to the other Members for monetary damages for any losses, claims, damages or liabilities arising from any act or omission performed or omitted by such Covered Persons arising out of or in connection with this Agreement or the Company's business or affairs, except to the extent that any such loss, claim, damage or liability is attributable to such Covered Person's gross negligence, willful misconduct or bad faith.

(b)   The Company shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each Covered Person against any losses, claims, damages or liabilities to which such Covered Person may become subject in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, except to the extent that any such loss, claim, damage or liability is attributable to their gross negligence, willful misconduct or bad faith. If a Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company shall reimburse such Covered Person for its reasonable legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection therewith; provided that such Covered Person shall provide the Company with an undertaking to promptly repay to the Company the amount of any such reimbursed expenses paid to it if it shall ultimately be determined that such Covered Person was not entitled to be indemnified by the Company in connection with such action, proceeding or investigation. If for any reason (other than by reason of the exclusions from indemnification hereinabove set forth) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company shall, to the fullest extent permitted by law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and such Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(c)   The provisions of this Section 8.1 shall survive for a period of three years from the date of dissolution of the Company; provided that if at the end of such period there are any actions, proceedings or investigations then pending, such Covered Person shall notify the Managing Member and/or the Managing Member shall so notify the Company and the Members at such time (which notice shall include a brief description of each such action, proceeding or investigation and the liabilities asserted therein) and the provisions of this Section 8.1 shall survive with respect to each such action, proceeding or investigation set forth in such notice (or any related action, proceeding or investigation based upon the same or similar claim) until such date that such action, proceeding or investigation is finally resolved; and provided, further, that

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the obligations of the Company under this Section 8.1 shall be satisfied solely out of Company Assets, subject to the right of the Person acting as liquidating trustee of the Company to establish reserves for contingent obligations under this Section 8.1.

(d) No Member shall have any obligation to the Company or any other Member to bring or join in any action against any Covered Person pursuant to this Section 8.1. Nothing contained in this Section 8.1 shall be construed as any waiver of insurance claims or recoveries by the Company or any Covered Person.

(e) Notwithstanding anything else contained in this Agreement, the obligations of the Company under Sections 8.1(b) hereof shall (i) be in addition to any liability that the Company may otherwise have; and (ii) inure to the benefit of the Covered Persons, and any successors, assigns, heirs and personal representatives of such Covered Persons.

(f) The Managing Member may cause the Company to purchase, at the Company's expense, insurance to insure the Covered Persons against liability hereunder.

ARTICLE IX

BANK ACCOUNTS AND BOOKS OF ACCOUNT

9.1 Bank Accounts. All funds of the Company shall be deposited in such bank account or accounts as designated from time to time by the Managing Member. Withdrawals from any such bank account or accounts or money market fund may be made, at the election of the Managing Member, upon such signature or signatures as the Managing Member may from time to time designate. The Members hereby authorize the Managing Member to deposit funds of the Company in an account with the Lender.

9.2 Financial Records. There shall be kept at the principal office of the Company true and correct books of account, in which shall be entered fully and accurately each and every transaction of the Company. Each Member shall have access thereto at all reasonable times. The books shall be kept on the cash receipts and disbursements method or on an accrual method for the Company Accounting Year, as determined by the Managing Member. The Managing Member shall furnish to the other Members an unaudited review of the books and records at the end of the first full calendar year of the term of the Company and annually thereafter. Any Member shall further have the right to a private audit of the books and records of the Company, provided such audit is made at the expense of the Member desiring the same and is made at reasonable times after due notice.

9.3 Company Accountants. The accountants of the Company shall be designated by the Managing Member in its sole discretion.

ARTICLE X

TRANSFERABILITY OF A MEMBER'S INTEREST; ASSIGNMENT OF PROPERTY OWNER MEMBERSHIP INTERESTS

10.1 Assignability.

(a)   No Class A Member shall have the right to Transfer its Membership Interest or any part thereof, other than for Permitted Transfers, without the prior written consent of the Managing Member.

(b)   Except with the written consent of the Members owning a majority of the Membership Interests in the Company, the Managing Member may not transfer, sell, assign or otherwise dispose of its Membership Interest or any part thereof other than for Permitted Transfers.

(c)   No Transfer by any Member of all or any part of its Membership Interest shall be effective unless, in the reasonable judgment of the Managing Member and its legal counsel, the following are complied with without additional cost or expense to the Company and the Managing Member: (i) all federal and state securities laws, regulations and requirements, including, but not limited to, execution and delivery of any subscription agreement or issuance of any legal opinion that may be advisable; (ii) all federal, state and local laws, ordinances, rules and regulations concerning taxation, including, but not limited to, issuance of any legal opinion that may be advisable; (iii) all other applicable requirements of law; and (iv) all other applicable provisions of this Agreement. Upon such admission of a substituted Member, the transferor of such Membership Interest shall be treated as having withdrawn from the Company for all purposes with respect to the Membership Interest so transferred.

10.2   Expenses. Expenses of the Company or of any Member occasioned by transfers of Membership Interests held by Members (including, but not limited to such Member's proportionate share of any transfer or recordation taxes for which the Company may become liable) shall be reimbursed to the Company or Member, as the case may be, by the transferring Member (or upon the failure thereof, by the transferee).

10.3   Death, Bankruptcy, or Incapacity of Member. In the event an individual Member or assignee dies or is adjudged incompetent, or in the event of the Bankruptcy of a Member or assignee, the duly appointed and qualified legal representative of such Member or assignee shall succeed to the interest of such Member or assignee upon furnishing to the Managing Member satisfactory evidence of such representative's appointment and authority, but such legal representative (a) shall have only the status of an assignee (except that the executor or administrator of the estate of a deceased Member shall have all the rights of a Member for the purpose of settling its estate or administering its property); and (b) may assign the interest of such Member or assignee only as permitted by Section 10.1 and the Act. The provisions of clause (b) shall apply to any assignment or distribution by any legal representative to the beneficiaries under the will of, or the heirs at law of, any deceased Member or assignee. The death or adjudication of incompetency of a Member shall not dissolve the Company.

10.4   Withdrawal of Members. Except as otherwise provided in this Article X, a Member may not withdraw from the Company prior to the Company's dissolution.

10.5   Withdrawal of the Managing Member. Except with the consent of all Members, the Managing Member may not withdraw from the Company prior to the Company's dissolution and liquidation pursuant to Article XI.

10.6   Amended Exhibit A. The Managing Member may amend Exhibit A from time to time to reflect the admission of additional or substituted Members.

10.7   Continuing Liability. In the event that a Member withdraws from the Company or assigns its Membership Interest, such Member shall be, and shall remain, liable for all of its obligations to the other Members and the Company which existed prior to such Member's withdrawal.

ARTICLE XI

DISSOLUTION AND TERMINATION OF THE COMPANY

11.1   Events of Dissolution. Each of the following shall be an "**Event of Dissolution**", and the Company shall be dissolved:

(a)   upon the mutual consent of all the Members;

(b)   upon the sale or other disposition of all or substantially all of the Company Assets; or

(c)   upon the occurrence of an event which causes the dissolution of the Company pursuant to the Act, subject to the provisions of this Agreement.

11.2   Effect of Dissolution. Upon dissolution of the Company pursuant to Section 11.1, the Company shall not terminate but shall continue solely for the purposes of liquidating all of the assets owned by the Company, (until all such assets have been sold or liquidated) and collecting the proceeds from such sales, until the same have been collected or written off as uncollectible. Upon dissolution, the Company shall not engage in any further business thereafter other than that necessary to cause the Company Assets to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

11.3   Sale of Assets by Company. Upon dissolution of the Company, the Managing Member shall proceed diligently to wind up the affairs of the Company. Following the dissolution of the Company, the Managing Member shall liquidate the Company Assets as promptly as shall be practicable and in a commercially reasonable manner. The proceeds of such liquidation shall be applied in the following order of priority:

(a)   first, to the satisfaction (whether by payment or the reasonable provision for payment) of debts and liabilities of the Company, including the establishment of any Reserves that the Managing Member may deem reasonably necessary to satisfy any contingent liabilities of the Company, and the satisfaction of the expenses of the dissolution and liquidation. The Company shall hold such Reserves for the payment of such liabilities and expenses for such period of time as the Managing Member shall reasonably deem advisable; and, upon expiration of such period, the Company shall distribute the balance thereafter remaining in accordance with Sections 11.3(b) and (c) below; provided, however, the Company shall complete all such liquidating distributions in accordance with the timing conditions of Treasury Regulations §1.704-1(b)(2)(ii)(b)(2);

(b)   second, to the Members until each Member receives a return of their respective Capital Contributions; and

(c)   then, to the Members in accordance with the amounts and priorities set forth in Section 5.1 hereof.

ARTICLE XII

NOTICES; POWER OF ATTORNEY

12.1   Method of Notice. All notices hereunder shall be in writing and shall be sent by (a) certified or registered mail, return receipt requested, (b) national prepaid overnight delivery service, (c) facsimile transmission (following with hard copies to be sent by prepaid overnight delivery service) or (d) personal delivery with receipt acknowledged in writing. All notices shall be addressed to the Members at their respective addresses as set forth below (except that any Member may from time to time upon fifteen (15) days' written notice change his address for that purpose), and shall be effective on the date when actually received or refused by the party to whom the same is directed (except to the extent sent by registered or certified mail, in which event such notice shall be deemed given on the third day after mailing).

If to the Company (c/o the Managing Member) or
to the Managing Member, at:

c/o Blu Realty, LLC
9841 Washingtonian Blvd, Suite 200 - 1008
Gaithersburg, MD 20878
Attention: Ahmed Helmi

with a copy to:

Cozen O'Connor
1200 19th Street NW
Washington, D.C. 20036
Attention: Daniel W. Hardwick, Esq.

If to a Member, to such Member at the addresses set forth on the signature page.

12.2   Routine Communications. Notwithstanding the provisions of Section 12.1 hereof, routine communications such as distribution checks or financial statements of the Company may be sent by first-class mail, postage prepaid. The Managing Member shall cause distributions to be made by means of wire transfer to any Member who requests the same and who provides the Managing Member with wire transfer instructions.

12.3   Computation of Time. In computing any period of time under this Agreement, the day of the act or event from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is not a Business Day, in which event the period shall run until the end of the next day that is a Business Day.

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12.4   Power of Attorney.   Each Member does hereby constitute and appoint the Managing Member as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, deliver and file (a) any amendment to the Articles of Organization required by the Act because of an amendment to this Agreement or in order to effectuate any change in the Members of the Company, (b) any amendments permitted to be made by the Managing Member to this Agreement pursuant to Section 14.2 hereof; provided, however, that if such amendment is stated in Section 14.2 hereof to be an amendment that requires the prior written consent of the Members, such prior written consent must be obtained, (c) any and all financing statements, continuation statements and other documents necessary or desirable to create, perfect, continue or validate any security interest granted by such Member or to exercise or enforce the Company's rights hereunder with respect to such security interest, and (d) all such other instruments, documents and certificates that may from time to time be required by the laws of the United States of America, the State of Maryland or any other state, or any political subdivision or agency thereof, to effectuate, implement and continue the valid and subsisting existence of the Company and its power to carry out its purposes as set forth in this Agreement or to dissolve the Company. The power of attorney granted hereby is coupled with an interest, is irrevocable and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or Bankruptcy of the Member granting the same or the Transfer of all or any portion of such Member's Membership Interest and (ii) extend to such Member's successors, assigns and legal representatives.

ARTICLE XIII

SECURITIES

13.1   Representations and Warranties.   Each Member represents and warrants to the Company and the Managing Member that such Member:

(a)   Has been furnished with such documents, materials and information as the undersigned deems necessary or appropriate for evaluating an investment in the Company, including without limitation the Purchase Agreement. The undersigned confirms that the undersigned has carefully read and understands these materials and has made such further investigation of the Managing Member and the Company as was deemed appropriate to obtain additional information to verify the accuracy of such materials and to evaluate the merits and risks of this investment. The undersigned acknowledges that the undersigned has had the opportunity to ask questions of, and receive answers from, the Managing Member and persons acting on its and the Company's behalf, concerning the terms and conditions of the offering, and all such questions have been answered to the undersigned's full satisfaction.

(b)   Is an accredited investor as that term is defined in Rule 501 promulgated under Regulation D of the Securities Act.

(c)   Understands that the Membership Interests have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or the securities or similar laws of any state or other jurisdiction, and are offered in reliance on exemptions therefrom.

(d)   Understands that neither the Securities and Exchange Commission (the "**SEC**"), nor any other federal or state agency or governmental or regulatory authority of any other jurisdiction, has recommended, approved or endorsed the purchase of the Membership Interests as an investment or passed on the accuracy or adequacy of any Company materials or documents.

(e)   Is in a financial position to afford to hold the Membership Interests indefinitely, and such Member is not currently under (and does not contemplate any future) necessity or constraint to dispose of such Membership Interests other than pursuant to the terms of the Agreement, to satisfy any existing or contemplated debt or undertaking.

(f)   Understands that the Company is a speculative venture involving significant financial risk and can bear the economic risk of losing the undersigned's entire investment in the Company. The undersigned's overall commitment to investments which are not readily marketable is not disproportionate to the undersigned's net worth and investment in the Membership Interests will not cause the undersigned's overall commitment to become excessive. The undersigned is familiar with the nature of, and risks attendant to, investments in securities of the type being subscribed for and has determined that the purchase of the Membership Interests is consistent with the undersigned's investment objectives.

(g)   Has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of this investment.

(h)   Is acquiring the Membership Interests subscribed for herein solely for such Member's own account, for investment, and not with a view to the distribution or resale of such Membership Interests.

(i)   Understands that: there are substantial restrictions on the transferability of the Membership Interests; investors in the Company have no rights to require the Membership Interests to be registered under the Securities Act or the securities laws of any state or other jurisdiction or to take any steps to permit the disposition of the Membership Interests pursuant to any exemption from the registration or qualification requirements of any such laws; there is, and there will be, no public market for the Membership Interests; and it may not be possible for the undersigned to liquidate the undersigned's investment in the Company prior to the dissolution of the Company and accordingly, a Member may have to hold the Membership Interests and bear the economic risk of this investment, indefinitely.

(j)   Has the legal capacity and authority to execute, deliver, and perform its obligations under this Agreement, and if the Member is a corporation, partnership, trust, or other entity the person executing this Agreement has the full power and authority to execute and deliver this Agreement on behalf of the subscribing entity.

(k)   If an entity, has not been organized for the specific purpose of acquiring the Membership Interests or if it has been organized for the specific purpose of acquiring Membership Interests each of its beneficial owners is separately accredited as defined in Rule 501(a) of Regulation D under the Securities Act.

(l)   Under penalties of perjury, represents, warrants and certifies that the undersigned is not subject to "back up withholding" pursuant to Section 3406 of the Code, and that such Member has provided the correct tax identification number.

(m)   Has been advised to consult with such Member's own attorney regarding legal matters concerning the Company and to consult with such Member's tax adviser regarding the tax consequences of participating in the Company.

(n)   Is not (or will not be) a Person with whom the Company or any other Member is restricted from doing business with under regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury of the United States of America (including, those persons named on OFAC's Specially Designated and Blocked Persons list) or under any statute, executive order (including the September 24, 2001 the Executive Order, or other governmental action and such Member is not and shall not knowingly engage in any dealings or transactions or otherwise be associated with such persons; and, to the best of its knowledge, such Member is not (A) in violation of any Anti-Terrorism Law; (B) conducting any business or engaging in any transaction or dealing with any Prohibited Person (as defined under OFAC), including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person; (C) dealing in, or otherwise engaging in any transaction relating to, any property or interest in property blocked pursuant to the Executive Order; (D) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate any of the prohibitions set forth in any Anti-Terrorism Law; or (E) a Prohibited Person, nor are any of its owners, partners, members, managers, officers or directors a Prohibited Person;

ARTICLE XIV

GENERAL PROVISIONS

14.1   Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

14.2   Amendments.

(a)   This Agreement may be amended from time to time by the Managing Member, without the consent of any of the Members, to make any changes deemed necessary or appropriate by the Managing Member, including (but not limited to) (i) to add to the representations, duties or obligations of the Managing Member or surrender any right or power granted to the Managing Member herein if such surrender would be for the benefit of the Members; (ii) to delete or add any provision of this Agreement required to be so deleted or added by a federal agency or by a state "**Blue Sky**" commissioner or similar such official, which addition or deletion is deemed by such agency, commissioner or official to be for the benefit or protection of the Members; (iii) on the advice of legal counsel, to prevent the Company from being deemed an "**Investment Company**" for purposes of the Investment Company Act of 1940, as amended; and (iv) to clarify any provision of this Agreement; provided, however, that no amendment shall be adopted pursuant to this Section 14.2(a) unless the adoption thereof (1) is for

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the benefit of or not adverse to the interests of any Member (unless such Member consents thereto); and (2) does not adversely affect the limited liability of the Members or the status of the Company as a limited liability company for federal income tax purposes.

(b) In making any amendments, there shall be prepared and filed for recordation by the Managing Member such documents and certificates as shall be required to be prepared and filed under the Act and under the laws of the other jurisdictions under the laws of which the Company is then formed or otherwise required to make such filing. The Managing Member shall give written notice to all Members promptly after any amendment has become effective.

14.3   Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Maryland, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

14.4   Binding Effect. Except as provided otherwise herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective legal representatives, heirs, successors and assigns.

14.5   Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

14.6   Gender and Number. Whenever required by the context hereof, the singular shall include the plural and the plural shall include the singular. The masculine gender shall include the feminine and neuter genders.

14.7   No Third-Party Rights. Except as expressly provided herein, nothing in this Agreement shall be deemed to create any right in any Person not a party hereto (other than the permitted successors and assigns of a party hereto) and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third-party (except as aforesaid).

14.8   Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument. Signatures delivered via electronic means (i.e., by PDF, e-mail and/or DocuSign) shall be binding against the party delivering such signature.

14.9   Severability. If any provision of this Agreement, or the application thereof to any Person or under any circumstances, is determined to be invalid, unlawful or unenforceable to any extent, then to such extent such provision shall be deemed severed from this Agreement; but the application of such provision to any other Persons or under any other circumstances other than those as to which it is determined to be invalid, unlawful or unenforceable, and every remaining provision of this Agreement, shall continue in full force and effect.

14.10   Duties. To the fullest extent permitted by law and notwithstanding any other provision of this Agreement or in any agreement contemplated herein or applicable provisions of law or equity or otherwise, whenever in this Agreement a Person is permitted or required to make a decision (a) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such Person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (b) in its "good faith" or under another express standard, such Person shall act under such express standard and shall not be subject to any other or different standard. To the extent that, at law or in equity, a Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any Member, such Person acting under this Agreement shall not be liable to the Company or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Person.

14.11   Confidentiality.

(a)   Unless otherwise approved in writing by the Managing Member, each Member agrees to keep confidential, and not to make any use of (other than for purposes reasonably related to its Membership Interest in the Company or for purposes of filing such Member's tax returns or for other routine matters required by law) nor to disclose to any Person, any information or matter relating to the Company and its affairs (other than disclosure to such Member's owners, employees, agents, advisors or representatives (each such Person being hereinafter referred to as an "**Authorized Representative**"), except that a Person who is not subject to the direction or control of such Member will not constitute an Authorized Representative unless such Person shall agree for the benefit of the Company, the Managing Member and the Members to be bound by a confidentiality undertaking on substantially the same terms as set forth in this Section 14.11(a)); provided that such Member and its Authorized Representatives may make such disclosure to the extent that (i) the information being disclosed is publicly known at the time of any proposed disclosure by such Member or Authorized Representative, (ii) the information subsequently becomes publicly known through no act or omission of such Member or Authorized Representative, (iii) the information otherwise is or becomes legally known to such Member other than through disclosure by the Company or the Managing Member (iv) such disclosure, in the opinion of legal counsel (which may be inside counsel) of such Member or Authorized Representative, is required by law or (v) such disclosure is in connection with any litigation or other proceeding between any Member and the Managing Member.

(b)   The provisions of this Section 14.11 will survive for a period of one year from the date of dissolution of the Company. The provisions of this Section 14.11 were negotiated in good faith by the parties hereto and the parties hereto agree that such provisions are reasonable and are not more restrictive than is necessary to protect the legitimate interests of the Members and the Company.

(c)   Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative or other agent of such party) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure will not include the identity of any existing or future party (or any Affiliate of such party) to this Agreement and (ii) this provision will not permit disclosure to the extent that nondisclosure is necessary in order to comply with applicable securities laws.

14.12   Counsel. Each Member hereby acknowledges and agrees that Cozen O'Connor and any other law firm retained by the Managing Member in connection with this Agreement, the organization of the Company, the offering of interests in the Company, the management and operation of the Company, or any dispute between the Managing Member and any Member, is acting as counsel to the Managing Member and as such does not represent or owe any duty to such Member or to the Members as a group in connection with such retention.

14.13   Dispute Resolution.

(a)   Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in the District of Columbia before one arbitrator. The arbitration shall be administered by Judicial Arbitration & Mediation Services, Inc. ("**JAMS**") pursuant to its Streamlined Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies, including injunctive relief, in aid of arbitration from a court of appropriate jurisdiction. The arbitrator shall, in the award, allocate the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party.

(b)   Prior to the appointment of the arbitrator, and within ten (10) days from the date of commencement of the arbitration, the parties shall submit the dispute to JAMS for mediation. The parties will cooperate with JAMS and with one another in selecting a mediator from JAMS panel of neutrals, and in promptly scheduling the mediation proceedings. The parties covenant that they will participate in the mediation in good faith, and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. If the dispute is not resolved within 45 days from the date of the submission of the dispute to mediation (or such later date as the parties may mutually agree in writing), the administration of the arbitration shall proceed forthwith. The mediation may continue, if the parties so agree, after the appointment of the arbitrator. Unless otherwise agreed by the parties, the mediator shall be disqualified from serving as arbitrator in the case. The pendency of a mediation shall not preclude a party from seeking provisional remedies in aid of the arbitration from a court of appropriate jurisdiction, and the parties agree not to defend against any application for provisional relief on the ground that a mediation is pending.

(c)   The non-prevailing party shall be responsible for all costs and expenses incurred by the prevailing party in connection with arbitration, including without limitation, reasonable attorneys' fees.

14.14　Schedules and Exhibits.　Attached hereto and forming an integral part hereof are certain schedules and exhibits, all of which are incorporated herein as if the contents thereof were set out in full herein at each point of reference thereto.

14.15　Further Assurances.　Each Member hereby agrees to execute, acknowledge (if necessary) and deliver such other documents, instruments, agreements or certificates as may be required by law, or which may in the reasonable opinion of the Managing Member (acting in good faith and in the best interests of the Company) be otherwise necessary or advisable to carry out the intents and purposed of this Agreement.

14.16　Rules of Construction.　The following rules of construction shall apply to this Agreement.

(a)　All section headings in this Agreement are for the convenience of reference only and are not intended to qualify the meaning of any section.　All references to articles, sections, exhibits and schedules are to articles, sections, exhibits and schedules hereof and hereto unless the context clearly indicates otherwise.

(b)　All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, the singular shall include the plural, and *vice versa,* as the context may require.

(c)　Each provision of this Agreement shall be considered severable from the rest, and if any provision of this Agreement or its application to any Person or circumstances shall be held invalid and contrary to any existing or future law or unenforceable to any extent, the remainder of this Agreement and the application of any other provision to any Person or circumstances shall not be affected thereby and shall be interpreted and enforced to the greatest extent permitted by law so as to give effect to the original intent of the parties hereto.

(d)　Unless otherwise specifically and expressly limited in the context, any reference herein to a decision, determination, act, action, exercise of a right, power or privilege, or other procedure by a Member shall mean and refer to the decision, determination, act, action, exercise or other procedure by the Member in its sole and absolute discretion acting in the best interests of such Member and not as a fiduciary for the Company or the other Members.

(e)　All references in this Agreement to "**Dollars**" as a unit of currency shall be deemed a reference to United States dollars and United States currency.

(f)　When used herein with its initial letter or letters capitalized, a word or phrase which is not defined in Article I shall be given the definition ascribed to it elsewhere in this Agreement.

(g)　Words such as "**herein**," "**hereinafter**," "**hereof**," "**hereto**," "**hereby**" and "**hereunder**," when used with reference to this Agreement, refer to this Agreement as a whole unless the context otherwise requires.

[SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE TO THE LIMITED LIABILITY COMPANY AGREEMENT OF
LP KIRTLEY ROAD LLC

IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of the date set forth above.

MANAGING MEMBER:

GP KIRTLEY ROAD LLC,
a Maryland limited liability company

By:_____
Name: Ahmed Helmi
Title: Managing Member

Address of Member:

15508 Owens Glen Terrace
North Potomac, MD, 20878

**SIGNATURE PAGE TO THE LIMITED LIABILITY COMPANY AGREEMENT OF
LP KIRTLEY ROAD LLC**

       IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of the date set forth above.

CLASS A MEMBER:

Name: _____

Address of Member:

_____
_____
Email: _____
Phone: _____

Exhibit A

Member; Membership Interest; Initial Capital Contributions

Member	Membership Interest	Initial Capital Contributions
MANAGING MEMBER:		
GP KIRTLEY ROAD LLC	[5%]	[$61,867.00]
CLASS A MEMBERS:		
Ahmed Helmi	-------	$ -------
John Conley	-------	$ -------
TOTAL:	100.00%	[$1,237,345.00]

Exhibit B

LEGAL DESCRIPTION

TAX MAP 33-9E)
FORMERLY ROBERTSON MAGISTERIAL DISTRICT

MADISON COUNTY, VIRGINIA

Beginning at an iron pipe set at the easternmost corner of the tract herein described. Said point lying on the westerly variable width right-of-way line of James City Road, Route 612 and being the northernmost corner to Sandra W. Flinders;

Thence departing James City Road and running with Flinders, S 36° 38' 56" W 994.76 feet to an iron pipe set and S 26° 18' 44" W 401.28 feet to a post found at a fence line intersection and being a common corner to Harrell W. Pritt and Ellen W. Pritt and Residue, Sekely Division;

Thence departing Flinders and Pritt and running with Residue, Sekely Division, S 26° 56' 11" W 405.16 feet to a post found and thence continuing with the Residue and with the same line extended with Cathy Lynn O'Donnell Mills and Egbert J. Mills, Residue, O'Donnell Division and Parcel A, O'Donnell Division, S 44° 42' 31" W, passing through an iron rod found at 941.74 feet and 1,220.87 feet, for a total distance of 1,534.55 feet to an iron pipe set being the northeast corner to a 50-foot access parcel now in the name of JC Family, LLC (Tax Map 33-8A);

Thence departing Parcel A, O'Donnell Division and running with JC Family, LLC (Tax Map 33-8A), N 66° 02' 51" W, passing through an iron rod found at 1.1 feet, for a total distance of 78.99 feet to an iron pipe set being the north end of an apparent boundary gap (approx. 2.7 feet at this north end) adjoining the subject property and existing between JC Family, LLC (Tax Map 33-8A) and Verbena, LLC;

Thence departing the JC Family, LLC, access parcel, and running with north end of the boundary gap and Verbena, LLC the following courses and distances:

> N 65° 54' 53" W, passing through an iron rod found at 1.4 feet and at 351.21 feet, for a total distance of 353.31 feet to a post found;
>
> N 00° 09' 52" E, passing through an iron rod found at 876.14 feet, for a total distance of 878.44 feet to a post found; and
>
> N 85° 26' 45" W, passing through an iron rod found at 1,074.81 feet to an iron rod found, for a total distance of 1,076.81 feet to a post found lying in the easterly line of Margie C. Cooper and Linda B. Butler;

Thence departing Verbena, LLC and running with Cooper and Butler, N 19° 59' 47" W 833.74 feet to a stone found being the southeast corner to Darby Alexandra Kirby Stacy and Alex J. Stacy;

Thence departing Cooper and Butler and running with Stacy, N 19° 00' 30" W 431.40 feet to an iron rod found and N 42° 59' 30" E 280.24 feet to an iron rod found being the southernmost corner to Lot D, Jenkins Division;

Thence departing Stacy and running with Lot D, N 41° 57' 59" E 1,338.06 feet to an iron pipe set and N 44° 55' 55" E 159.05 feet to an iron rod found in base of tree, and along a boundary overlap (increasing from 0.00 feet at the iron rod found to 7.1 feet at the iron rod found at base of tree). The said iron rod found in base of tree being the westernmost corner to Michael J. Wills and Sarah Merrill Wills (Tax Map 33-9);

Thence departing Lot D and running with the Wills, S 16° 54' 27" E 125.78 feet to an iron rod found and S 20° 02' 55" E 223.15 feet to an iron rod found being the southerly corner to Michael J. Wills and Sarah Merrill Wills (Tax Map 33-9F);

Thence departing Wills (Tax Map 33-9) and running with Wills (Tax Map 33-9F), N 64° 11' 23" E 1,164.18 feet to an iron rod found lying in the westerly line of Wills (Tax Map 33-9);

Thence departing Wills (Tax Map 33-9F) and running with Wills (Tax Map 33-9), S 27° 19' 47" E 541.03 feet to a 48" Oak tree found and S 32° 10' 52" E 533.05 feet to an iron pipe found being the westernmost corner to Jack A. Hoffman and Kathleen C. Hoffman (Tax Map 33-9B);

Thence departing Wills and running with Hoffman (Tax Map 33-9B), S 33° 39' 03" E 147.00 feet to an iron pipe set being the westernmost corner to Jack A. Hoffman and Kathleen C. Hoffman (Tax Map 33-9A);

Thence departing Hoffman (Tax Map 33-9B) and running with Hoffman (Tax Map 33-9A), S 34° 33' 32" E 297.00 feet to an iron pipe set and N 50° 15' 34" E 719.83 feet to an iron pipe set lying in the aforementioned variable width right-of-way line of James City Road;

Thence departing Hoffman and running with James City Road the following courses and distances:

S 30° 35' 48" E 51.18 feet to and iron pipe set;

S 59° 24' 12" W 13.00 feet to and iron pipe set;

S 30° 35' 48" E 55.00 feet to and iron pipe set;

N 59° 24' 12" E 13.00 feet to and iron pipe set;

S 30° 35' 48" E 127.50 feet to and iron pipe set; and

205.00 feet along an arc of a curve to the left, said curve having a radius of 2,318.83 feet, a central angle of 05° 03' 55" and a chord which bears S 33° 07' 45" E 204.93 feet to the point of beginning and containing 7,959,222 square feet or 182.71860 acres of land more or less.

Subject, however, to all rights-of-way, easements, covenants and restrictions of record.

(TAX MAP 33-8A, ACCESS PARCEL)
FORMERLY ROBERTSON MAGISTERIAL DISTRICT

MADISON COUNTY, VIRGINIA

Beginning at an iron pipe set at the southeasternmost corner of the tract herein described. Said point lying on the northerly variable width right-of-way line of Kirtley Road, Route 631 and being the southwest corner to Parcel A, O'Donnell Division;

Thence departing Parcel A and running with Kirtley Road, S 79° 37' 04" W 50.01 feet to an iron pipe set;

Thence continuing with the right-of-way and with the same line extended with an apparent boundary gap (approx. 2.3 feet at Kirtley Road to 2.7 feet at JC Family, LLC (Tax Map 33-9E)) with Verbena, LLC being on the west side of the boundary gap, N 08° 45' 36" W , passing through an iron rod found at 13.1 feet (offset 1.1 feet to the left), for a total distance of 430.49 feet to an iron pipe set lying in the southerly line of JC Family, LLC (Tax Map 33-9E);

Thence departing the north end of the boundary gap and Verbena, LLC as stated above and running with JC Family, LLC (Tax Map 33-9E), N 66° 02' 51" W, passing over an iron rod found at 77.89 feet, for a total distance of 78.99 feet to an iron pipe set lying in the north line of Parcel A, O'Donnell Division;

Thence departing JC Family, LLC (Tax Map 33-9E) and running with Parcel A, S 44° 42' 31" W 20.49 feet to a post found and S 08° 45' 36" E, passing through an iron rod found at 366.00 feet, for a total distance of 374.19 feet to the point of beginning and containing 20,872 square feet or 0.47915 acres of land more or less.

Subject, however, to all rights-of-way, easements, covenants and restrictions of record.

Exhibit C

BUSINESS PLAN / PLANNED IMPROVEMENTS

Through 1.5 years astute planning process, the Sponsor has significantly amplified the land's value by successfully obtaining a Special Use Permit, effectively transforming its use from agriculture to a glamping retreat in a region renowned for its wineries and foodies; lakes, national parks, forests and a bustling DC/ Northern Virginia recession proof $600 billion economy (5th largest in the US).

STAGE I:
Leveraging the entitlements, the Sponsor is initiating a seed equity raise (round I) to acquire the land in November 2023 (currently in escrow), and advance the final stages of the preliminary design/ engineering process, imperative for securing the final site plan approval from Madison County, VA.

STAGE II:
Upon finalizing the site plan, the team will embark on a subsequent round of equity infusion (round II), sourced from larger pool of investors. This additional capital will be channeled towards finalizing construction drawings, obtaining regulatory permits, and ultimately securing building permits, setting the stage for groundbreaking in December 2024.

Alternatively, an early exit could materialize if a buyer presents an offer to acquire the land at a value surpassing the risk-adjusted returns of development. Noteworthy, the Sponsor has previously achieved a 7x multiple on a land sale to Getaway House in 2021 after changing its use from agriculture to a glamping retreat (Plan B). (See comparable sales Table – page 12)

If no such transaction occurs, construction will commence to build a 75-key glamping resort(45 cabins/30 tents) accompanied by a range of amenities including a clubhouse, spa, restaurant, bar, swimming pool, hot tub, nature trails, and complementary accessory structures.

STAGE III:
Upon construction competition, the Sponsor will then hire a third-party management company, to oversee the property's operations over a three-year span. With steady growth leading to stability, the property is poised for a strategic exit, with plans to transition ownership to an institutional investor primed to to develop the remainder of the approved density (120- keys).

Institutional investors are eager to enter the glamping market, showcasing a preference for acquiring permitted/operating properties. The willingness to pay substantial premiums for such properties underscores the burgeoning appeal and potential profitability of the glamping sector.


Plan (A)
Hold Period : 5 years
Stage I
Land Purchase
&Permits
Stage II
Pre-Construction /
Construction
Stage (3)
Operations
Raise Seed Capital to
Purchase Property
November 2023
Submit Preliminary
Design/Engineering Plans to Madison County
June 2024
Plan (B)
Obtain Final Site Plan Approval from Madison County VA /Raise Development Capital
August 2024
Early Exit Scenario:
Sell land to a
developer
Finalize Construction Drawing / Mobilize /
Start Construction
December 2024
Commence Operations
December 2025
Sell Stabilized Property
December 2028

11

Exhibit D

INTERNAL RATE OF RETURN

The calculation of IRR shall be made as of a given time as follows:

(a)   Determine the date (which, in the case of amounts paid by one or more Members prior to the date hereof, shall be deemed to have been contributed as of the date paid by the respective Members) and amount of all Capital Contributions made by the Member; and

(b)   Determine the date and amount of all distributions (including all distributions of Distributable Cash from Capital Transactions and Distributable Cash from Operations) paid to the Member.

IRR shall equal the discount rate (the "**Applicable Rate**") which causes (i) the present value of the Capital Contributions made by the Member under (a) above to equal (ii) the present value of the distributions paid to the Member under (b) above.

The present value of (a) and (b) shall each be determined based on the date such Capital Contributions and distributions were made and shall be calculated by using the Applicable Rate as the discount rate and discounting such Capital Contributions or guaranteed payments and distributions, as the case may be, on a daily basis.

By way of example, the calculation of IRR is equivalent to the calculation of "internal rate of return" or "IRR" pursuant to Microsoft Excel 2007. For purposes of calculating IRR, the formula (as utilized in Microsoft Excel 2007) for determining the internal rate of return on a daily basis would be the following:

> [(1+IRR (Values, guess))^365]-1, where "Values" is an array of values with contributions being treated as negative values and distributions being treated as positive values. "Guess" is an estimate of the IRR made by the user. The calculation is an iterative process and Excel uses the guess as a starting point for its trial and error method of calculating IRR.

For purposes of calculating IRR, the formula (as utilized in Microsoft Excel 2007) for determining present value would be the following:

> NPV (((1+rate)^(1/365))-1, Values) where "rate" is the Applicable Rate and "values" is an array of values with contributions being treated as negative values and distributions being treated as positive values.

"**10% IRR**" shall refer to the amount of distributions to a Member which results for such Member in an Applicable Rate equal to ten (10%) percent.

"**20% IRR**" shall refer to the amount of distributions to a Member which results for such Member in an Applicable Rate equal to twenty (20%) percent.

**FIRST AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT OF
LP KIRTLEY ROAD LLC**

Pursuant to the Maryland Limited Liability Company Act, as codified in the Maryland Code, Title 4a, and the operating agreement of LP Kirtley Road LLC, a Maryland limited liability company (the "Company") dated December 5, 2023 (the "Agreement"), GP Kirtley Road LLC, a Maryland limited liability company, being the managing member of the Company, holding the requisite power and authority to enact this First Amendment to the Agreement (this "Amendment") pursuant to Section 14.2 of the Agreement, hereby amends the Agreement as follows:

1. **Definition (34) of Article I.** Definition (34) of Article I of the Agreement is hereby revised as follows:

   The term "**Development Management Fee**" shall mean a fee equal to five percent (5%) of the Total Project Costs.

2. **Paragraph (51) of Article I.** The following shall be inserted to paragraph (51) of Article I of the Agreement immediately after the last sentence of paragraph (51) as follows:

   Membership ownership percentages for each Member shall be calculated by dividing the number of Units held by each Member by the total issued and outstanding Units held by Members.

3. **Article I**. The following shall be inserted as a defined term immediately after paragraph (78) of Article I of the Agreement as follows:

   The term "**Units**" shall mean units of membership in the Company representing Membership Interests in the Company which are purchased or otherwise issued to Persons, as decided in the sole discretion of the Managing Member and subject to this Agreement.

4. **Article III**. The following shall be inserted as Section 3.2 to Article III:

   Members' Units shall be issued in consideration for their Capital Contribution and other good and valuable consideration as decided by the Managing Member. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses.

   The Managing Member may amend this Section at any time to provide for the issuance and creation of additional classes of Units without the vote or consent of the Members. Issued Units shall be set forth in Exhibit A, and the Managing Member shall update Exhibit A periodically to reflect the admission or withdrawal of Members.

5. **Section 5.1(b) of Article V**. The first paragraph of Section 5.1(b) of Article V of the Agreement is hereby revised as follows:

   (b) In the event that the Managing Member has not caused the Company to enter into the Amended and Restated Property Owner Agreement with the Joint Venture Equity Partner, then Distributable Cash shall be distributed at such times as determined by the Managing Member in its sole discretion, as follows:

6. **Exhibit A**. Exhibit A is amended to include the existing Members of the Company and their Membership Interest as attached to this Amendment as Exhibit 1.

7. **Rules of Construction, Ratification and Reconciliation**. Except as otherwise expressly set forth herein, each capitalized term shall have the meaning ascribed to such term in the Agreement. Except

as modified by this Amendment, the Agreement is hereby ratified, and all other terms and conditions of the Agreement shall remain unmodified and in full force and effect. The terms and provisions of this Amendment shall be reconciled with the terms and provisions of the Agreement to the fullest extent reasonably possible; provided, however, in the event of any irreconcilable conflict between any term or provision of this Amendment and any term or provision of the Agreement, such term or provision of this Amendment shall control.

8. **<u>Multiple Counterparts</u>**. This Amendment may be executed electronically and in multiple counterpart copies, and such copies shall each be deemed an original and, collectively, constitute one agreement. The delivery of executed copies of this Amendment by electronic transmission to the other party hereto (or its respective legal counsel) shall constitute good and valid execution and delivery by such party for all purposes.

9. **<u>Miscellaneous</u>**. This Amendment shall be governed by and construed in accordance with the laws of the State of New Mexico. This Amendment shall be for the benefit of, and shall be binding upon, the parties and their respective successors and assigns.

[*signatures follow on next page*]

IN WITNESS WHEREOF, the Company has executed this Amendment effective as of April _____, 2024.

MANAGING MEMBER:

GP Kirtley Road LLC,
a Maryland limited liability company

By: _____
     Name: Ahmed Helmi
     Title: Manager

EXHIBIT 1

(*follows on next page*)

Exhibit A

Member; Membership Interest; Initial Capital Contributions

Member	Units	Membership Interest	Initial Capital Contributions
MANAGING MEMBER:			
GP KIRTLEY ROAD LLC	61,867	9.28%	$61,868.00
TOTAL	**61,867**	**9.28%**	**$61,868.00**

CLASS A MEMBERS:			
John Conley Sr	100,000	15.00%	$100,000.00
Jim Conley	100,000	15.00%	$100,000.00
Davie Illes Sr	25,000	3.75%	$25,000.00
Rick Illes	25,000	3.75%	$25,000.00
Next Generation TC FBO David Michael Illes IRA #4325	30,000	4.50%	$30,000.00
GB Snowden Investors, LLC	75,000	11.25%	$75,000.00
Michael Lynch	25,000	3.75%	$25,000.00
Ross and Carolyn McAllister	75,000	11.25%	$75,000.00
Daishi Wu	50,000	7.50%	$50,000.00
Ivan Liang	50,000	7.50%	$50,000.00
Charles M Miller and Rebecca M Miller Revocable Living	25,000	3.75%	$25,000.00
Next Generation Trust Company as Custodian FBO	25,000	3.75%	$25,000.00
TOTAL	**605,000**	**90.72%**	**$605,000.00**